Exhibit 99.1

技术平台转让协议

Transfer Agreement for Technology Platform

本协议由以下各方于2023年6月29日签订：

THIS AGREEMENT is made on June 29, 2023, by and between:

甲方：深圳科卫机器人科技有限公司

Party A：Shenzhen Kewei Robot Technology Co., Limited

乙方：深圳卫安智能机器人科技有限公司

Party B: Shenzhen GFAI Robot Technology Co., Limited

鉴于2022年12月21日甲方、乙方已签订《资产收购协议》（编号AAA-SZKW-GFAI-20221221，以下称“总协议”）及（《资产收购协议之补充协议》编号SUPP-AAA-20230629，以下称“补充协议”），为实现总协议和补充协议的收购目的甲方乙方经协商一致签订本协议。

Whereas Party A and Party B have entered into the Asset Acquisition Agreement on December 21, 2022 (No. AAA-SZKW-GFAI-20221221, hereinafter referred to as the “Master Agreement”) and the Supplemental Agreement to the Asset Acquisition Agreement (No. SUPP-AAA-20230629, hereinafter referred to as the “Supplemental Agreement”), Party A and Party B have entered into this Agreement by consensus in order to achieve the acquisition purpose of the Master Agreement and the Supplemental Agreement.

1.	转让技术平台

1.	Transfer of Technology Platform

1.1	根据总协议和补充协议，甲方拥有智能服务机器人产业互联网平台（下称“技术平台”），通过该平台可为公司人员、财务、设备的实时在线管理提供支持，实时监控所有机器运营、维护情况，针对不同场景提供精准机器人服务。甲方同意将技术平台相关的商标权、专利权、软件著作权及源代码等全部知识产权（具体范围以本协议附件1知识产权及相关资料清单为准）的权利及权益永久转让给乙方，乙方同意受让。

1.1	In accordance with the Master Agreement and the Supplemental Agreement, Party A owns an online platform designed for and used in the industry of intelligent service robots (hereinafter referred to as the “Technology Platform”) through which it provides support for real-time online management of company personnel, finance and equipment, monitors all machine operations and maintenance in real time and provides targeted robot services in different scenarios. Party A hereby agrees to transfer to Party B and Party B here agrees to receive all trademarks, patents, software copyright, source codes and any other intellectual property rights in relation to the Technology Platform (please refer to the List of Intellectual Property Rights and Related Information attached herewith as Exhibit A to this Agreement).

2.	转让价格与价款支付

2.	Transfer Price and Payment

2.1	根据总协议和补充协议之约定，技术平台转让对价包含在总协议的收购对价中，乙方不再另行支付对价。

2.1	As agreed in the Master Agreement and the Supplemental Agreement, the consideration for the transfer of the Technology Platform is included in the Acquisition Consideration of the Master Agreement and no separate consideration shall be paid by Party B.

3.	技术平台权属的转移

3.	Transfer of Technology Platform Ownership

3.1	自补充协议及本协议签订日起（以孰晚为准），甲方拥有的技术平台相关的商标权、专利权、软件著作权及源代码等全部知识产权的权利及权益全部归属于乙方享有。

3.1	From the date of the Supplemental Agreement and this Agreement (whichever is later), all rights and interests of all trademarks, patents, software copyrights, source codes and any other intellectual property rights in relation to the Technology Platform owned by Party A shall be vested in Party B.

4.	技术平台的交收和后续事项

4.	Technology Platform Delivery and Post Delivery

4.1	补充协议及本协议签订后，在甲乙双方同意的合理时间内，办理技术平台相关资料的交收手续（“交收”），包括：（1）甲方应将其拥有的本协议附件1清单所列明内容的所有相关许可、证书、申报备案及审批文件、技术资料（包括但不限于技术平台的功能清单、操作手册、代码模块说明、开发环境及编译工具说明、上线配置说明等）移交给乙方；（2）甲方根据乙方要求配合办理本协议附件1中清单所列商标权、专利权、软件著作权权利主体的变更登记，不能办理变更登记的，甲方仍应将所有相关资料移交给乙方，交收时间可能受上述变更登记办理的进度影响，但根据本协议第3.1条“自补充协议及本协议签订日起（以孰晚为准），甲方拥有的技术平台相关的商标权、专利权、软件著作权及源代码等全部知识产权的权利及权益全部归属于乙方享有”；（3）甲方应将本协议项下技术平台涉及的所有源代码完整的移交给乙方。

4.1	After the signing of the Supplemental Agreement and this Agreement, within a reasonable period of time agreed by Party A and Party B, Party A shall handle the procedures of handing over the relevant information of the Technology Platform (the “Delivery”), including: (1) Party A shall hand over to Party B all relevant licenses, certificates, filing and approval documents and technical information (including but not limited to the feature list of the Technology Platform, operation manual, code module description, development environment and compilation tool description, on-line configuration instructions, etc.) of the contents specified in the list in Exhibit A of this Agreement in its possession; (2) Party A shall cooperate with Party B in handling the change of registration for any trademarks, patents and software copyright rights in satisfaction to Party B, and Party A shall hand over all relevant information to Party B if such change of registration is not able to be completed, the period of time for the Delivery may be adjusted due to procedures and progress for the aforesaid change of registration, but in accordance with Clause 3.1, “From the date of the Supplemental Agreement and this Agreement (whichever is later), all rights and interests of all trademarks, patents, software copyrights, source codes and any other intellectual property rights in relation to the Technology Platform owned by Party A shall be vested in Party B”; (3) Party A shall transfer all source codes involved in and related to the Technology Platform under this Agreement to Party B.

4.2	本协议附件2客户清单所列客户资源的权属根据甲乙双方2022年12月21日签订的《客户及业务资源权属确认书》已经由甲方转移给乙方。由乙方决定本协议附件2客户清单所列客户的信息是否使用技术平台进行录入和管理，甲方保证该等客户信息可以使用技术平台进行录入和管理，由甲方及时提供必要协助。

4.2	The ownership of any customer resources listed in the Customer List in Exhibit B to this Agreement has been transferred from Party A to Party B in accordance with the Ownership Confirmation of Customers and Business Resources signed between Party A and Party B signed on 21 December 2022. Party B shall have the right to decide whether the customer information listed in Exhibit B should be recorded and utilized via the Technology Platform, and Party A hereby guarantees that any customer information listed in Exhibit B are able to be recorded and utilized via the Technology Platform, Party A shall still provide necessary assistance in a timely manner to Party B for the aforesaid.

4.3	甲方负责为乙方现场安装、调试系统开发平台，讲解各项功能的实现原理及方法，并解答乙方提出的问题。

4.3	Party A is responsible for installing and debugging the system development platform for Party B on site, explaining the principle and method of realizing each function, and answering the questions raised by Party B.

4.4	甲方在本协议生效后3年内，如系统有升级版本，免费向乙方提供升级系统。

4.4	Party A shall provide Party B with upgraded system(s) free of charge if there is an upgraded version of the system within 3 years after the effective date of this Agreement.

4.5	因交收产生的所有费用（包括但不限于在知识产权主管部门或机构处理并完成变更登记产生的费用）应由乙方承担。

4.5	Any costs incurred in connection with the Delivery (including, but not limited to, any costs for processing and completing the change of registration at certain authorities which are in charge of the registration of intellectual property rights) shall be paid by Party B.

5.	甲方的陈述、保证与承诺

5.	Representations, Warranties and Undertakings of Party A

5.1	甲方具有签署本协议的权利能力和行为能力。

5.1	Party A has the right and capacity to sign this Agreement.

5.2	甲方对本协议转让的技术平台及交付乙方的全部技术资料享有完整的权属且不存在任何权力负担，否则相关法律责任及所产生的损失由甲方承担。

5.2	Party A shall enjoy complete ownership of the technology platform and all technical data delivered to Party B under this Agreement and shall not be burdened with any rights, otherwise the relevant legal responsibilities and losses incurred shall be borne by Party A.

5.3	甲方按本协议约定向乙方转让技术平台相关的商标权、专利权、软件著作权、源代码，并保证源代码的完整性，可直接编译为应用程序正常使用。

5.3	Party A transfers to Party B the trademark right, patent right, software product copyright and source code related to the Technology Platform as agreed in this Agreement, and ensures the integrity of the source code, which can be directly compiled into applications for normal use.

5.4	甲方将为正常使用本协议项下技术平台向乙方提供资料和技术指导。

5.4	We will provide information and technical guidance to Party B for the normal use of the Technology Platform under this Agreement.

5.5	甲方在任何时候，应对本协议涉及的技术信息承担保密义务。

5.5	Party A shall at all times be under an obligation of confidentiality with respect to the technical information covered by this Agreement.

6.	乙方的陈述、保证与承诺

6.	Representations, Warranties and Undertakings of Party B

6.1	乙方具有签署本协议的权利能力和行为能力。

6.1	Party B has the right and capacity to sign this Agreement.

7.	违约责任

7.	Liability for Breach of Agreement

7.1	本协议签订后，甲方乙方应认真履行，因一方违反总协议、补充协议或本协议约定给另一方造成损失的，违约方应当赔偿由此给守约方造成的损失。

7.1	After the signing of this Agreement, Party A and Party B shall perform it in good faith. If one party violates the Master Agreement, the Supplemental Agreement or the Agreement to cause losses to the other party, the defaulting party shall compensate for the losses caused to the defaulting party as a result.

8.	其他事项

8.	Miscellaneous

8.1	本协议是总协议及补充协议不可分割的部分，本协议未约定的事宜按照总协议及补充协议的约定执行。

8.1	This Agreement is an inseparable part of the Master Agreement and the Supplementary Agreement, and the matters not agreed in this Agreement shall be executed in accordance with the Master Agreement and the Supplementary Agreement.

8.2	本协议壹式叁份，甲方执壹份，乙方执贰份，每份具有同等法律效力。

8.2	This Agreement shall be executed in three copies, one by Party A and two by Party B. Each copy shall have the same legal effect.

8.3	本协议经各方法人的法定代表人（或授权代表）签字并加盖法人公章之日起成立并生效。

8.3	This Agreement shall be established and effective on the date when it is signed by the legal representative (or authorized representative) of each party and sealed with the official seal of the legal entity.

8.4	本协议附件包括：1知识产权及相关资料清单；2.客户清单。

8.4	The exhibits to this Agreement include: A. List of Intellectual Property Rights and Related Information; and B. List of Customers.

（签名页如下）

(Signature page to follow)

本合同各方已于本合同首页规定的日期签署本合同：

AS WITNESS whereof the Parties hereto have signed this Agreement on the date set forth on the first page of this Agreement.

甲方（签章）/Party A (signature and seal)：

/s/ Tu Jingyi
涂静一/Tu Jingyi，董事长/Chairman of the Board

乙方（签章）/Party B (signature and seal)：

/s/ Jia Jin
贾林/Jia Lin，法定代表人/Legal Representative

附件1：知识产权及相关资料清单

Exhibit A: List of Intellectual Property Rights and Related Information

附件2：客户清单

Exhibit B: List of Customers